

Mail Stop 4720

February 5, 2010

David Johnson
Chief Financial Officer
Federal National Mortgage Association
3900 Wisconsin Ave, NW
Washington, DC 20016

   RE: Federal National Mortgage Association
      Form 10-K for Fiscal Year Ended December 31, 2008
      Filed February 27, 2009
      File No. 000-50231

Dear Mr. Johnson,

   We have reviewed your letter filed on January 8, 2010 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

December 31, 2008 Form 10-K

Mortgage Insurers, page 192

1. We note your response to comment 4b in your January 8, 2010 response letter. Please revise your disclosure in future filings related to the credit risk associated with your mortgage insurers to provide a more comprehensive discussion of how this risk

impacts your financial results. As part of your disclosure, clearly discuss the how this risk is considered in loss reserves for loans that are individually impaired and for loans that are not individually impaired. Specifically discuss how changes in the credit risk impact your estimate of loss reserves on loans that are not individually impaired. Also, clarify if the amount of loss reserves recorded based on your assessment of your mortgage insurers counterparties' inability to fully pay claims ($1.0 billion at September 30, 2009) covers loans that are individually impaired and those that are not. If it does not cover both segments of loans, please disclose the amount of loss reserves and provision for credit losses for each loan segment.

2.   Similarly, tell us and revise to clarify whether the $1.0 billion in reserves at September 30, 2009 specifically and solely relates to the $1.8 billion receivable related to amounts claimed on insured, defaulted loans not yet received. Please disclose in greater detail how these amounts relate to one another.

3.   We note your response to comment 4b in your January 8, 2010 response letter. We also note your disclosure on pages 106 and 121 of your September 30, 2009 Form 10-Q in which you state that if your assessment of one or more of your mortgage insurer counterparty's ability to fulfill its obligations to you worsens or its credit rating is significantly downgraded, it could result in a significant increase in our loss reserves. Please compare and contrast this disclosure with the statement in your response that any change in internal credit rating would not have a significant impact on your cash flow calculation and your loss reserves.

September 30, 2009 Form 10-Q

Consolidated Balance Sheet Analysis

Mortgage Investments, page 52

4.   We note your response to comment 7 in your January 8, 2010 response letter. Absent additional disclosure, it appears that it would be difficult for a reader to track your "Mortgage Assets" and "Indebtedness" as defined in the Stock Purchase Agreement subsequent to adopting new accounting guidance related to transfers of financial assets and consolidation on January 1, 2010. Please revise future filings to disclose how you will track "Mortgage Assets" and "Indebtedness" after January 1, 2010 and clearly disclose the status of these items with regards to the restrictions in the Stock Purchase Agreement.

Note 6. Investments in Securities, page 149

5.   We note your response to comment 10 in your January 8, 2010 response letter. Please tell us what your expectations are for interest rates, describe why they are

"more favorable", and explain how these expectations effect your loss expectations for subprime securities. Consider amplifying your proposed disclosures to address these points as well.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief